SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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DIRECT DIAL 212-735-2116 DIRECT FAX 917-777-2116 EMAIL ADDRESS RICHARD.GROSSMAN@SKADDEN.COM	NEW YORK 10036-6522 ____ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com

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February 28, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.H.

Washington, D.C. 20549

RE:	Stillwater Mining Company Commission File Number: 1-13053 Preliminary Proxy Materials Relating to 2013 Annual Meeting of Shareholders

Ladies and Gentlemen:

On behalf of Stillwater Mining Company, a Delaware corporation (the “Company”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s preliminary proxy statement and form of proxy (the “Preliminary Proxy Materials”) relating to the Company’s 2013 Annual Meeting of Shareholders (the “Annual Meeting”).

On February 25, 2013, the Company received a notice from Clinton Relational Opportunity Master Fund, L.P. (together with certain of its affiliates, the “Clinton Group”) stating its intention to propose eight alternative director nominees for election at the Annual Meeting and to present a proposal calling for a supermajority voting requirement for certain actions of our Board of Directors. The Company is filing the Preliminary Proxy Materials because the Preliminary Proxy Materials comments upon and references the Clinton Group’s “solicitation in opposition” (as defined in Rule 14a-6(a) of the Exchange Act) to the Company’s director nominees for election at the Annual Meeting.

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February 28, 2013

Please be advised that, in accordance with Rule 14a-6(h) of the Exchange Act, the Company intends to release definitive proxy materials on or prior to March 14, 2013 by sending to its shareholders a definitive proxy statement and form of proxy, as well as a copy of the Company’s annual report for the year ended December 31, 2012. To accommodate the Company’ proposed timing for the release of definitive proxy materials, we would appreciate your prompt attention to the Preliminary Proxy Materials. Please direct any communications concerning the Preliminary Proxy Material to the undersigned at (212) 735-2116 or Richard.Grossman@skadden.com or to my partner, Kenneth Wolff at (212) 735-2681 or Kenneth.Wolff@skadden.com.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

cc:	Stillwater Mining Company